Ossen Innovation’s Chairman Recognized as a Top
Philanthropist in China

SHANGHAI, May 5, 2011 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer primarily engaged in manufacturing of galvanized pre-stressed steel wires used in the production of bridge cables, today announced that Dr. Liang Tang, Chairman of the Company, was recognized as one of the top philanthropists in China by China Philanthropy Times.

The 2011 China’s Top Philanthropists List recently published by China Philanthropy Times recognized Dr. Tang and other prominent Chinese philanthropists for their worthwhile philanthropic contributions to the People’s Republic of China. Dr. Tang has been active in charity donations in China. This is the third consecutive year Dr. Tang has been named as a top philanthropist.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province, with a combined annual production capacity of 140,000 tons per year.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's registration statement on Form F-1, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
HC International
Ted Haberfield, Executive Vice President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net